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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moneylion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 W21st, Floor 10
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockfeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Gary Fishler, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moneylion Securities, LLC (the "Company") as of and for the year ended December 31, 2019 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

3/2/2020

Signature Date

Chief Financial Officer, Financial Principal

Title

Subscribed and sworn to before me this 2nd day of March 2020

Notary Public

DAVID M. SCHECHTER
Notary Public - State of New York
No. 02SC6383475
Qualified in New York County
My Commission Expires Nov. 19, 2022

3/2/20

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Senior Management of
MoneyLion Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MoneyLion Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 4, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 2, 2020

We have served as the Company's auditor since 2019.

Moneylion Securities, LLC
Statement of Financial Condition as of December 31, 2019
(USD)

ASSETS		
Cash	$	461,839
Receivable from Clearing Organization		250,068
TOTAL ASSETS	$	711,907
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities	$	113,697
Payable to Clearing Organization		10,487
Payable to affiliate (Note 4)		196,340
TOTAL LIABILITIES	$	320,524
MEMBER'S EQUITY		391,383
TOTAL LIABILITIES AND MEMBER'S EQUITY		711,907

The accompanying notes are an integral part of this financial statement

1. Organization and Business Activities

Moneylion Securities, LLC (the "Company") was formed on July 11, 2018 as a Delaware Limited Liability Company, and is a subsidiary of MoneyLion Inc. (the "Parent") a Delaware corporation. The Parent operates a personal finance platform that provides a suite of mobile apps that help users simplify their personal financial management, providing a single place to track spending, savings, and credit. The Company is headquartered in New York, New York. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") since August 16, 2019. Moneylion Securities, LLC will offer access to an online trading platform where members will be able to transact in securities such as ETFs and stocks.

2. Summary of Significant Accounting Policies

Basis of Presentation **-** The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates- The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statement. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and Cash, Equivalents - Cash includes demand deposits held in banks which may, at times, exceed federal insurance limits. The Company has no restrictions on cash deposits. At December 31, 2019 the Company had no cash equivalents.

Receivable from the Clearing Organization **–** Receivable from clearing organization represents a cash deposit with Apex clearing corporation.

Affiliate Transaction Balances and Settlement - The Company receives services from the Parent company for which the Company is charged on a monthly basis and settles periodically. Such services are formalized under a service level agreement which documents specific service requirements and pricing. As per the Expense sharing agreement, the Parent will pay the vendors on behalf of the company and pass the expense along on a monthly basis. Payables related to such pass-through expenses are disclosed in the statement of financial condition as Payable to an affiliate.

Income Taxes - The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying statement of financial condition. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

3. Recently issued Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for financial assets at the time it is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. The ASU effective date for SEC filers Broker Dealers is January 1, 2020. Adoption of the standard does not have a material impact to the financial statement.

On December 18, 2019, the Financial Accounting Standards Board issued ASU No. 2019-12, Income Taxes (Topic 740): *Simplifying the Accounting for Income Taxes*, which is intended to clarify various aspects related to accounting for income taxes. This ASU is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance. As of December 31, 2019, the only amendment applicable for the Company is the FASB's addition of ASC 740-10-30-27A, which clarifies that legal entities that are not subject to tax are not required to include amounts of consolidated current and deferred taxes in their separate financial statements. As required by ASU 2019-12, the Company's transition method for this amendment is being applied retrospectively. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 with early adoption permitted. The Company has early adopted ASU 2019-12 as of the year ended 12/31/2019. The adoption did not have a material impact on the financial statement.

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842). The new guidance affects any entity that enters into a lease, with some specified scope exemptions. The ASU increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance was effective for annual periods beginning after December 15, 2018. The Company has no leases and therefore the adoption of this guidance on January 1, 2019 had no impact on the financial statement.

4. Related Party Transactions

Payable to Affiliate – According to the Expense Sharing Agreement, the Parent is providing payments to the Company's vendors on behalf of the Company. As of December 31, 2019, the Company had a payable of $196,340 related to such fees.

5. Commitments and Contingencies

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of December 31, 2019, there were no matters that the Company is aware of that would have a material impact on the financial statement.

6. Regulatory Requirements

The Company is an introducing broker-dealer and does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240. l5c3-3(k)(2)(ii).

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-l of the Securities Exchange Act of 1934 ("Rule 15c3-l"). The Company computes its net capital under the alternative method permitted by Rule 15c3-l, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness (due to the first year of operations). At December 31, 2019, the Company's required minimum net capital was $40,066.

As of December 31, 2019, the Company had net capital of $391,383, which exceeded the minimum requirements by $351,317.

7. Subsequent Events

The Company has reviewed events that have occurred after December 31, 2019 through the date the financial statement was available to be issued. The Company had no subsequent events requiring adjustment or disclosure.